NO ACT

DC
PE
1-11-08

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

08024892

Received SEC
FEB 15 2008
Washington, DC 20549

February 15, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/15/2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2008

Dear Ms. Goodman:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to JPMorgan Chase by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

January 11, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Kenneth Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, JPMorgan Chase & Co. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Kenneth Steiner (the "Proponent"), who has appointed John Chevedden to act on his behalf (the "Proponent's Representative").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to substantiate his eligibility to submit the Proposal. A copy of the Proposal, which requests that the Company adopt cumulative voting, is attached to this letter as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal to the Company by facsimile on November 13, 2007, and it was received by the Company on that day. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Company confirmed that the Proponent does not appear on the records of the Company's stock transfer agent as a shareholder of record. Accordingly, because the Company was unable to verify the Proponent's eligibility to submit the Proposal from its records, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via Federal Express a letter to the Proponent on November 15, 2007, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Company also sent via email a copy of the Deficiency Notice to the Proponent's Representative on November 15, 2007. The Deficiency Notice requests that the Proponent provide proof of ownership that satisfies the requirements of Rule 14a-8 and provides further guidance regarding those requirements.

Federal Express tracking records indicate that the Deficiency Notice was delivered to the Proponent at 2:28 P.M. on November 20, 2007. *See* Exhibit C. In response to the Deficiency Notice, the Proponent's Representative sent to the Company via email on November 20, 2007, a letter dated November 19, 2007, from Mark Filiberto, President of DJF Discount Brokers, purporting to substantiate the Proponent's eligibility to submit the Proposal (the "Proponent's Response"). A copy of the Proponent's Response is attached hereto as Exhibit D.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal."

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company transmitted to the Proponent in a timely manner (within 14 days) the Deficiency Notice, which informed the Proponent of Rule 14a-8(b)'s ownership requirements. The Proponent's Response, dated November 19, 2007, however, fails to satisfy the requirements set out in Rule 14a-8(b).

Rule 14a-8(b) allows proponents to demonstrate their beneficial ownership of a company's securities by providing a written statement from the "record" holder of the securities verifying that, as of the date the proposal was submitted, the proponent had continuously held the requisite number of company shares for at least one year. Staff Legal Bulletin No. 14 (July 13, 2001) further states that such a written statement "must be from the record holder of the shareholder's securities, which is usually a broker or bank" and that a written statement from an investment adviser is insufficient "unless the investment adviser is also the record holder."

In the Proponent's Response to the Deficiency Notice, the Proponent's Representative provided a letter from DJF Discount Brokers ("DJF"). That letter states, "As introducing broker for the account of Kenneth Steiner . . . held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1350 shares of JP Morgan Chase" for at least one year prior to the Proponent's submission of the Proposal to the Company. *See* Exhibit D. As the DJF letter notes, DJF serves as the Proponent's introducing broker, and the Proponent's shares are purportedly held by National Financial Services Corp. as custodian. Introducing brokers do not hold custody of securities, either directly or through an affiliate, and therefore, are not "record" holders as specified in Rule 14a-8(b)(2)(i). Thus, DJF is not, by its own admission, a record owner of the company's securities. The Company also has verified that DJF is not listed in their records as an owner of the Company's securities.

This is not the first time a proponent has attempted to use a letter from DJF to demonstrate their ownership of securities under Rule 14a-8(b). In the past year, the Proponent and another proponent represented by the Proponent's Representative have submitted letters from DJF that used forms identical to the one used in the Proponent's Response in order to substantiate their eligibility to submit shareholder proposals. Indicating that such information from introducing brokers is not sufficient documentary evidence of ownership for purposes Rule 14a-8(b), the Staff noted that "while it appears that the proponent provided some indication that it owned shares, it appears that it has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership. . . ." *MeadWestvaco Corp.* (avail. Mar. 12, 2007); *The McGraw Hill Companies, Inc.* (avail. Mar. 12, 2007). Thus, the Proponent has been aware, since long before his submission of the Proposal, of both the ownership requirements of Rule 14a-8(b) and the inadequacy of letters from DJF in demonstrating that he has met those requirements.

Moreover, the Staff frequently has found that documentary support from parties other than the record owner of a company's securities are insufficient to prove a proponent's beneficial ownership of such securities. In *Clear Channel Communications* (avail. Feb. 9, 2006), the proponent submitted a letter from Piper Jaffrey, a broker-dealer and investment adviser who was not a record owner of the company's securities. Clear Channel Communications argued in response that, as noted above, an investment adviser cannot verify ownership under Rule 14a-8(b) unless it is also a record owner of the company's securities. The Staff concurred and noted in its response that while the proponent had "provided some indication that it owned shares," it had not "provided a statement from the record holder." The Staff came to the same conclusion regarding documentary support of ownership that was supplied from a financial services representative for an investment company that was not a record owner of the company's securities in *AMR Corp.* (avail. Mar. 15, 2004). Similarly, in *General Motors Corp.* (avail. Jan. 28, 2002), when a proponent submitted documentation from a financial consultant, the Staff granted no-action relief under Rule 14a-8(b) and stated that "the proponent appears to have failed to supply, within 14 days of receipt of General Motors's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." *See also Pall Corp.* (avail. Sept. 20, 2005) (concurring with the exclusion of a proposal under Rule 14a-8(b) when the proponent was not a record owner and failed to submit documentary proof of beneficial ownership from a record owner).

Thus, despite the information provided in the Deficiency Notice and the Proponent's previous failure to establish his eligibility to submit a proposal with a letter from DJF, the Proponent has once again failed to provide satisfactory evidence that he meets the ownership requirements of Rule 14a-8(b). Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Anthony J. Horan, the Company's Corporate Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman

ALG/pah
Enclosures

cc: Anthony J. Horan, JPMorgan Chase & Co.
Kenneth Steiner
John Chevedden

100363010_3.DOC

EXHIBIT A

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

RECEIVED BY THE OFFICE OF THE SECRETARY
NOV 13 2007

Mr. James Dimon
Chairman
JPMorgan Chase & Co. (JPM)
Corporate Secretary
270 Park Ave
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Dimon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/27/07
Date

cc: Anthony J. Horan
Corporate Secretary
PH: 212-270-7122
FX: 212-270-4240
PH: 212 270-6000
FX: 212-270-1648

[JPM: Rule 14a-8 Proposal, November 13, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library, http://www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay – $41 million for our former Chairman.
- We did not have an Independent Chairman or even a Lead Director – Independent oversight concern.
- Nine directors were designated as "Accelerated Vesting" directors due to their involvement with a board that sped up stock option vesting in order to avoid recognizing the related cost:
  - Mr. Burke
  - Mr. Crown
  - Mr. Dimon
  - Ms. Futter
  - Mr. Gray
  - Mr. Jackson
  - Mr. Lipp
  - Mr. Novak
  - Mr. Raymond
- Mr. Raymond, with 20-years JPM director tenure, chaired our compensation committee – Independence concern.

Additionally:

- We had 2 inside directors and 3 directors with 15 to 20 years tenure each – Independence concerns.
- Five of our directors served on 6 boards rated "D" or "F" by The Corporate Library:

1) Mr. Crown	General Dynamics (GD)
2) Ms. Futter	American International Group (AIG)
3) Mr. Gray	Dell (DELL)
	Pfizer (PFE)

4) Mr. Jackson Home Depot (HD)
5) Mr. Cote Honeywell (HON)

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 15, 2007

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

VIA E-MAIL

Dear Mr. Chevedden:

This will acknowledge receipt of the fax received on November 13, 2007, from Mr. Kenneth Steiner whereby he advised JPMorgan Chase & Co. of his intention to submit a proposal to be voted upon at our 2008 Annual Meeting. Mr. Steiner has appointed you as his proxy to act on his behalf in this and all matters related to this proposal and its submission at our annual meeting.

We have reviewed the fax and bring to your attention the following deficiency regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

> Proof of ownership in the stock of JPMorgan Chase & Co. (JPM) was not provided. According to the SEC rule the Plan must have continuously held at least $2,000 in market value in the stock of JPM for at least one year previous to the date of submission of this proposal. Please provide a brokerage statement or letter from the Plan's broker acknowledging that the Plan has owned this stock for at least one year.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. While we very much appreciate Mr. Steiner's interest in the topic of his proposal, if the deficiency we cite is not corrected, the proposal will be excluded from our proxy statement. A response must be postmarked, or transmitted electronically, no later than 14 days from the date of receipt of this notification.

Sincerely,

cc: Kenneth Steiner

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

425582:v1

From: Origin ID: OGSA (212)270-2451
Irma Caracciolo
JPMorgan Chase & Co.
270 Park Ave

New York, NY 10017

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SHIP TO: (310)371-7872 BILL SENDER
Kenneth Steiner

14 Stoner Avenue
Apt, 2M
Great Neck, NY 11021

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Anthony Horan/JPMCHASE Sent by: Galina Piatezky 11/15/2007 06:12 PM		To	olmsted7p@earthlink.net
		cc	caracciolo_irma@jpmorgan.com, Anthony Horan/JPMCHASE@JPMCHASE
		bcc	
		Subject	JPMC - K. Steiner Proposal

This document contains a file attachment with a file size of 130.2 KB.

Mr. Chevedden:

Attached is our acknowledgment of the proposal submitted by Mr. Kenneth Steiner for our 2008 annual meeting.

Please be sure to include Irma (see address cc'd above) to ensure that we do not inadvertently miss any future correspondence.

Tony Horan

K Steiner proposal acknolwedgement.pdf

Anthony J. Horan, Corporate Secretary | JPMorgan Chase, 270 Park Avenue, New York, NY 10017 | W: 212 270-7122 | Cell: 917 881-2602 | Fax: 212 270-4240

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Anthony Horan/JPMCHASE
Sent by: Galina Piatezky

11/15/2007 06:12 PM

To: olmsted7p@earthlink.net
cc: caracciolo_irma@jpmorgan.com, Anthony Horan/JPMCHASE@JPMCHASE
bcc:
Subject: JPMC - K. Steiner Proposal

This document contains a file attachment with a file size of 130.2 KB.

Mr. Chevedden:

Attached is our acknowledgment of the proposal submitted by Mr. Kenneth Steiner for our 2008 annual meeting.

Please be sure to include Irma (see address cc'd above) to ensure that we do not inadvertently miss any future correspondence.

Tony Horan

K Steiner proposal acknolwedgement.pdf.zip

Anthony J. Horan, Corporate Secretary | JPMorgan Chase, 270 Park

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EXHIBIT C

Tracking number	792599530771	**Destination**	Great Neck, NY
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EXHIBIT D

olmsted
<olmsted7p@earthlink.net>
11/20/2007 03:28 PM

To "Anthony J. Horan" <ANTHONY.HORAN@chase.com>
cc
bcc
Subject Rule 14a-8 Proposal (JPM) Broker Letter

Rule 14a-8 Proposal (JPM) Broker Letter
Mr. Horan, Please let me know tomorrow whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,

John Chevedden jpm.pdf

DJF

DISCOUNT BROKERS

Date: 19 Nov 07

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number____________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1350 shares of JPMorgan Chase; having held at least two thousand dollars worth of the above mentioned security since the following date: 21 Jan 98, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 14, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

This responds to the company January 11, 2008 no action request – the second of two company no action requests dated January 11, 2008 regarding broker letters.

The company exhibits include a November 19, 2007 broker letter for 1350 shares held continuously since 1998 and the accompanying email message:

> ------ Forwarded Message
> **From:** olmsted <olmsted7p@earthlink.net>
> **Date:** Tue, 20 Nov 2007 12:28:43 -0800
> **To:** "Anthony J. Horan" <ANTHONY.HORAN@chase.com>
> **Subject:** Rule 14a-8 Proposal (JPM) Broker Letter
>
> Rule 14a-8 Proposal (JPM) Broker Letter
> Mr. Horan, Please let me know tomorrow whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
> Sincerely,
> John Chevedden

The company fails to explain why it did not respond to the above message, leading the shareholder party to believe that for 1-1/2 months the broker letter was acceptable. The company also failed to note that it accepted the Mr. Kenneth Steiner's broker letter for 1350 shares held continuously since 1998 in the same format for his 2007 resolution that received 47%-support.

The proponent in the non-excluded Alaska Air Group, Inc. (March 1, 2004) case made the following relevant point:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for

guidance on disputed points to the Commission. The company declined to take this approach."

The company fails to note that the company-cited MeadWestvaco and McGraw Hill resolutions were not excluded:

MeadWestvaco Corp.
WSB No.: 0319200709
Public Availability Date: Monday, March 12, 2007
Abstract:
...A shareholder proposal, which relates to poison pills, may be omitted from the company's proxy material under rule 14a-8(f) unless the proponent provides the company within seven calendar days after receiving the company's request with documentary support of ownership as required by rule 14a-8(b).

McGraw Hill Cos., Inc.
WSB No.: 0319200711
Public Availability Date: Monday, March 12, 2007
Abstract:
...A shareholder proposal, which relates to a simple majority vote, may be omitted from the company's proxy material under rule 14a-8(f) unless the proponent provides the company within seven calendar days after receiving the company's request with documentary support of ownership as required by rule 14a-8(b).

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2008

The proposal relates to cumulative voting.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that JPMorgan Chase failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in JPMorgan Chase's request for additional information from the proponent. Accordingly, unless the proponent provides JPMorgan Chase with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END